UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
or

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEABODY WESTERN-UMWA 401(K) PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826
(Address of principal executive offices)	(Zip Code)

Peabody Western-UMWA 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits -
December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits -
Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibit Index	14

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Defined Contribution Administrative Committee

We have audited the accompanying statements of net assets available for benefits of Peabody Western - UMWA 401(k) Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 21, 2012

Peabody Western-UMWA 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010

Assets:
Investments, at fair value:
Investments in mutual funds	$7,887,623	$7,610,549
Investment in common/collective trust	1,960,288	1,847,852
Interest in Master Trust	393,281	785,514
Total investments	10,241,192	10,243,915
Receivables:
Notes receivable from participants	710,216	583,289

Total assets reflecting investments at fair value	10,951,408	10,827,204
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(90,774)	(72,765)
Net assets available for benefits	$10,860,634	$10,754,439

See accompanying notes.

Peabody Western-UMWA 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2011	2010

Additions:
Investment (loss) income:
Interest and dividends	$258,490	$197,632
Net realized and unrealized (depreciation) appreciation of mutual funds	(253,067)	797,874
Net investment (loss) income in the Master Trust	(366,388)	254,186
Net investment (loss) income	(360,965)	1,249,692

Interest income on notes receivable from participants	28,847	30,188

Contributions:
Employee	842,769	707,843
Employer	2,159	2,465
Total contributions	844,928	710,308
Total additions	512,810	1,990,188

Deductions:
Benefits paid to participants	(404,378)	(787,508)
Administrative expenses	(2,237)	(1,522)
Total deductions	(406,615)	(789,030)

Net change in net assets available for benefits	106,195	1,201,158
Net assets available for benefits at beginning of year	10,754,439	9,553,281
Net assets available for benefits at end of year	$10,860,634	$10,754,439

See accompanying notes.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

Years Ended December 31, 2011 and 2010

1. Description of the Plan

The following description of the Peabody Western-UMWA 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan and participation in the Plan is voluntary. Employees of Peabody Western Coal Company, Big Sky Coal Company, and Seneca Coal Company (collectively, the Employers) who are members of the United Mine Workers of America (UMWA) collective bargaining unit covered by the Western Surface Agreement are eligible for participation on the date of their employment or at any time afterward. The Employers are indirect, wholly owned subsidiaries of Peabody Energy Corporation (Peabody). The Plan's administrator or sponsor is Peabody Holding Company, LLC (the Plan Administrator or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund, which is a participating investment in the Amended and Restated Master Trust Agreement for the Peabody Energy Corporation Stock Fund (the Master Trust). See Notes 2 and 3 for additional details related to the Master Trust. All investments in the Plan are participant-directed.

Contributions

Each year participants may contribute on a pre-tax basis any whole percentage from 2% to 50% of eligible compensation, as defined in the Plan. Participants may rollover account balances from other qualified defined benefit or defined contribution plans. Additionally, participants may defer the cash equivalent of up to 10 employee benefit days (e.g., personal, floating or graduated days) per calendar year as a contribution. In the calendar year that a participant is age 50 or older and each year thereafter, he or she is permitted to make catch-up contributions to the Plan.

The Employers make matching contributions to the Plan on behalf of all qualified participants. The amount of matching contributions for each qualified participant is 25% of the cash equivalent of employee benefit days that a participant defers.

Participants direct the investment of all contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

Vesting

Participants are vested immediately in their own contributions, the Employers' matching contributions and the actual earnings or losses thereon.
Participant Loans

Participants may borrow up to 50% of their account balance subject to minimum and maximum amounts of $1,000 and $50,000, respectively. The loan is secured by the balance in the participant's account and bears interest at the prime interest rate on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. Only one loan may be outstanding at a time. Upon retirement or separation of employment, a participant's loan must be repaid before the participant can receive a final distribution from the Plan. If the loan is not repaid in 90 days, it is subtracted from the participant's total account balance and considered a taxable distribution from the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Employers' matching contributions, and plan earnings or losses. The benefit to which a participant is entitled is the entire balance of the participant's account.

Payment of Benefits

Participants are eligible for distribution of their entire account balance upon death, disability, retirement or termination of employment. Participants may elect to receive their distribution as either a lump-sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.

Participants who have attained the age of 59½ have the right to receive a partial or full distribution of their account balance. Withdrawals in cases of hardship are also permitted, as defined in the Plan.

Plan Termination

The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants' accounts remain fully vested upon termination of the Plan. Currently, the Employers have no intention to terminate the Plan.

Administrative Expenses

Most significant administrative expenses of the Plan, including audit and trustee fees, are paid by the Employers.  Plan recordkeeping fees are paid through the allocation of a portion of investment management fees.  Participants are required to pay for certain miscellaneous transaction fees.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation

Financial statements of the Plan are prepared using the accrual method of accounting.

Newly Adopted Accounting Standards and Accounting Standards Not Yet Implemented

In January 2010, the Financial Accounting Standards Board issued accounting guidance that required new fair value disclosures, including significant transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers. In addition, the guidance required new disclosures regarding activity in Level 3 fair value measurements, including a gross basis reconciliation. The Plan Sponsor began complying with the new fair value disclosure requirements beginning January 1, 2010, except for the disclosure of activity within Level 3 fair value measurements, which became effective January 1, 2011. Adoption of the gross presentation of Level 3 activity did not impact the Plan's disclosures as the Plan currently does not have Level 3 investments.

In May 2011, the FASB issued additional fair value measurement disclosure requirements that were intended to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between United States (U.S.) generally accepted accounting principles and International Financial Reporting Standards. That update required the categorization by level for financial instruments not measured at fair value but for which disclosure of fair value is required, disclosure of all transfers between Level 1 and Level 2, and additional disclosures for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The guidance is to be applied prospectively and will become effective for annual periods beginning after December 15, 2011 (January 1, 2012 for the Plan). The guidance issued in May 2011 will impact the Plan's disclosures, if applicable.

Valuation of Investments
The Plan Sponsor defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further description of fair value measurements.

The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

Interest in Master Trust

The Master Trust was established to hold investments in the Peabody Energy Stock Fund for this Plan as well as Peabody's other defined contribution plans. Total investment income (loss) of the Master Trust is allocated to each plan investing in the Master Trust based on the units of this fund held by each participating plan.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Loan origination fees are included in notes receivable from participants and are not reflected as administrative expenses on the statement of changes in net assets available for benefits. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the note receivable to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

3. Fair Value Measurements

The Plan Sponsor uses a three-level fair value hierarchy that categorizes investments measured at fair value based on the observability of the inputs utilized in the valuation. These levels include: Level 1, inputs are quoted prices in active markets for identical investments; Level 2, inputs other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and Level 3, inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants. There were no Level 3 investments in the Plan as of or for the years ended December 31, 2011 and 2010.

A financial instrument's level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation techniques and inputs used for each major class of investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Mutual Funds
Plan investments include a wide variety of mutual fund types that can generally be classified as holding primarily equity securities, primarily fixed income securities, or a combination of equity and fixed income securities aimed at certain target retirement dates. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV for these investments is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

Common/Collective Trust
Units in the common/collective trust are valued at NAV at year-end. These investments are classified within Level 2 of the valuation hierarchy as the NAV for these investments is a derived price in an active market. This fund is primarily invested in guaranteed and synthetic investment contracts and is designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The NAV has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of quoted market price for Peabody common stock held plus uninvested cash position, if any) reported on the active market on which the security is traded and is classified within Level 1 of the valuation hierarchy.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The inputs or methodologies used for valuating investments are not necessarily an indication of the risk associated with investing in those investments.

The following tables present the fair value hierarchy of the investments on the statements of net assets available for benefits.

	December 31, 2011
	Level 1	Level 2	Total

Equity mutual funds	$5,035,925	$—	$5,035,925
Fixed income mutual funds	848,137	—	848,137
Target retirement mutual funds	2,003,561	—	2,003,561
Fixed income common/collective trust	—	1,960,288	1,960,288
Peabody Energy Stock Fund (1)	393,281	—	393,281
Total assets at fair value	$8,280,904	$1,960,288	$10,241,192

	December 31, 2010
	Level 1	Level 2	Total

Equity mutual funds	$5,072,680	$—	$5,072,680
Fixed income mutual funds	708,329	—	708,329
Target retirement mutual funds	1,829,540	—	1,829,540
Fixed income common/collective trust	—	1,847,852	1,847,852
Peabody Energy Stock Fund (1)	785,514	—	785,514
Total assets at fair value	$8,396,063	$1,847,852	$10,243,915

(1) Interest in Master Trust

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

4. Investments

The following table presents investment information for the Master Trust:

	December 31,
	2011	2010
Investments, at fair value:
Peabody Energy Stock Fund	$56,805,408	$82,306,257
Plan's interest in Master Trust	1%	1%

	Years Ended December 31,
	2011	2010
Master Trust net investment (loss) income:
Dividend income	$379,378	$335,848
Net (depreciation) appreciation of common stock	(40,704,195)	25,181,095
Net investment (loss) income	$(40,324,817)	$25,516,943

Investments representing 5% or more of the fair value of the Plan's net assets were as follows:

	December 31,
	2011	2010

Mutual funds:
Vanguard PRIMECAP Admiral Fund (2)	$1,423,985	$—
Vanguard Small-Cap Index Institutional Fund (2)	1,341,033	—
Vanguard Windsor II Admiral Fund (2)	1,338,733	—
Vanguard Total Bond Market Index Institutional Fund (2)	848,137	—
Vanguard Target Retirement 2020 Fund	747,234	740,248
Vanguard International Growth Admiral Fund (2)	690,732	—
Vanguard Target Retirement 2015 Fund	571,235	552,592
Vanguard Small-Cap Index Investor Fund (1)	—	1,429,013
Vanguard PRIMECAP Investor Fund (1)	—	1,413,184
Vanguard Windsor II Investor Fund (1)	—	1,284,213
Vanguard International Growth Investor Fund (1)	—	789,345
Vanguard Total Bond Market Index Investor Fund (1)	—	708,329
Common/collective trust:
Vanguard Retirement Savings Trust	1,960,288	1,847,852

(1)	This investment was removed from the Plan's investment portfolio in 2011.

(2)	This investment was added to the Plan's investment portfolio in 2011.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010

Net assets available for benefits per the
financial statements	$10,860,634	$10,754,439
Adjustment from contract value to fair value for
fully benefit-responsive contracts	90,774	72,765
Net assets available for benefits per the Form 5500	$10,951,408	$10,827,204

6. Related - Party Transactions

The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody common stock through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.

7. Income Tax Status
The Plan received a determination letter from the IRS dated March 6, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Peabody Western-UMWA 401(k) Plan
Employer ID #86-0766626
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost (1)	(e) Current Value
*	Vanguard PRIMECAP Admiral Fund	22,236	shares of mutual fund		$1,423,985
*	Vanguard Small-Cap Index Fund	40,163	shares of mutual fund		1,341,033
*	Vanguard Windsor II Admiral Fund	29,262	shares of mutual fund		1,338,733
*	Vanguard Total Bond Market Index Institutional Fund	77,103	shares of mutual fund		848,137
*	Vanguard International Growth Admiral Fund	13,286	shares of mutual fund		690,732
*	Vanguard Institutional Index Fund	1,606	shares of mutual fund		184,744
*	Vanguard International Value Fund	1,333	shares of mutual fund		35,509
*	Vanguard Extended Market Index Fund	338	shares of mutual fund		11,431
*	Vanguard Emerging Markets Stock Index Fund	165	shares of mutual fund		5,039
*	Vanguard Developed Markets Index Fund	556	shares of mutual fund		4,719
*	Vanguard Target Retirement Income Fund	17,856	shares of mutual fund		205,880
*	Vanguard Target Retirement 2005 Fund	10,275	shares of mutual fund		123,090
*	Vanguard Target Retirement 2010 Fund	2,468	shares of mutual fund		55,352
*	Vanguard Target Retirement 2015 Fund	46,442	shares of mutual fund		571,235
*	Vanguard Target Retirement 2020 Fund	34,451	shares of mutual fund		747,234
*	Vanguard Target Retirement 2025 Fund	21,729	shares of mutual fund		266,614
*	Vanguard Target Retirement 2030 Fund	1,630	shares of mutual fund		34,110
*	Vanguard Target Retirement 2035 Fund	4	shares of mutual fund		46
*	Vanguard Retirement Savings Trust	1,869,514	units of common/collective trust		1,960,288
*	Various participants	Participant notes receivable (2)			710,216
					$10,558,127

*	Denotes party-in-interest
(1)	Cost is not presented as all investments are participant directed investments
(2)	Participant notes receivable include interest rates from 4.25% to 9.25% and maturities through October 28, 2016

SIGNATURE

Peabody Western-UMWA 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Western-UMWA 401(k) Plan

Date:	June 21, 2012	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation
Executive Vice President and
Chief Administrative Officer

EXHIBIT INDEX

The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm